NEWS RELEASE

INTEROIL ANNOUNCES $57.5 MILLION WORKING
CAPITAL LOAN FACILITY WITH BANKS IN PAPUA NEW GUINEA

October 24, 2008 -- InterOil Corporation (IOL:TSX) (IOC:AMEX) (IOC:POMSoX), today announced that it has secured a 150 million Kina (US$57.5 million) revolving working capital facility for its wholesale and retail petroleum products distribution business in Papua New Guinea from two of that country’s leading financial institutions, Bank of South Pacific Limited and Westpac Bank PNG Limited.

“We are pleased to have established this facility which will provide increased security for our working capital requirements and evidences the strong relationships and presence maintained by InterOil in Papua New Guinea,” stated Mr. Collin Visaggio, Chief Financial Officer.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil’s assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct Papua New Guinea’s first LNG plant on a site adjacent to InterOil’s refinery in Port Moresby.

InterOil’s common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars and on the American Stock Exchange under the symbol IOC in US dollars.

For more information please see the InterOil website at: www.interoil.com.

FOR ENQUIRIES:
Anesti Dermedgoglou
Vice President Investor Relations
Telephone: + 617 4046 4600
Anesti@interoil.com